SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN’s 1Q07 NET INCOME IS A 5-YEAR RECORD AND EXCEEDS R$760 MM;
EBITDA EXCEEDS R$ 1.0 BILLION

São Paulo, April 24, 2007

Companhia Siderúrgica Nacional CSN (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the first quarter of 2007 (1Q07), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to consolidated results and comparisons refer to the first quarter of 2006 (1Q06), unless otherwise stated. On March 30, 2007, the Real/US Dollar exchange rate was R$ 2.0504.

Main Highlights

  CSN recorded Net Income of R$ 763 million in the first quarter of 2007, 124% more than in the 1Q06. This important result was essentially due to the positive combination of the prices obtained throughout this first quarter and higher sales volume, which reached 1.2 million tons. In addition, CSN’s bottom line benefited from the following non-recurring impacts:
✓	The Company sold its 3.8% minority stake in the UK/Holland-based steel manufacturer, Corus, generating non-operating gains of R$ 133 million, net of taxes.

✓
As part of CSN’s conditional proposal for the acquisition of Corus and pursuant to the Implementation Agreement entered into by both parties on December 10, 2006, CSN booked a break-up fee of R$235 million under “other operating revenue”, corresponding to 1% of its final revised offer for Corus. Net of expenses related to the acquisition process, this amounted to additional revenue of R$ 122 million in the first quarter.

  Quarterly Net Revenue totaled R$ 2.485 billion, 27% higher than in the 1Q06;
  EBITDA exceeded the R$1 billion mark, reaching R$ 1.015 billion, 29% above the 1Q06 level, accompanied by an EBITDA margin of more than 40%, further proof that the Company has fully recovered from the accident to the installations adjacent to its the main blast furnace in the Presidente Vargas Steelworks, in Volta Redonda, State of Rio de Janeiro, which occurred in January 2006.
  Net Debt fell from R$6.7 billion, at the end of 2006, to R$ 6.1 billion on March 31, 2007.
  CSN’s per-ton production cost returned to the same levels that placed the Company among the most competitive steelmakers worldwide.

On 03/30/2007:	Investor Relations Team

• Bovespa: CSNA3 R$ 88.85/share	- IR Officer: José Marcos Treiger - (11) 3049-7511
• NYSE: SID US$ 42.84/ADR (1 ADR = 1 share)	- Manager: David Moise Salama - (11) 3049-7588
• Total shares = 272,067,946	- Specialist: Claudio Pontes - (11) 3049-7592
• Market Cap: R$ 24.2 billion / US$ 11.8 billion	- Senior Analyst: Priscila Kurata – (11) 3049-7526
invrel@csn.com.br

1

Consolidated Highlights				1Q07 X 1Q06	1Q07 X 4Q06
	1Q06	4Q06	1Q07	(Chg%)	(Chg%)

Crude Steel Production	540	1,307	1,321	144.6%	1.1%
Sales Volume (thousand t)	997	1,193	1,195	19.9%	0.2%
Domestic Market	604	732	719	19.0%	-1.7%
Exports	393	462	476	21.1%	3.0%
Net Revenue per unit (R$/t)	1,688	1,856	1,781	5.5%	-4.0%
Financial Data (RS MM)
Net Revenue	1,953	2,576	2,485	27.2%	-3.6%
Gross Income	736	966	1,008	36.9%	4.4%
EBITDA	787	984	1,015	29.0%	3.2%
Adjusted EBITDA	948	809	1,015	7.1%	25.5%
Net Income	340	83	763	124.4%	819.3%
Net Debt (R$ MM)	5,010	6,659	6,050	20.8%	-9.1%

Economic and Steel Scenario

The performance of the international steel market in the first quarter of 2007 exceeded the average expectations of the steelmakers. The main events during this period included:

  Measures by US steel producers to reduce their inventories, which began the quarter at higher levels;
  An increase in US scrap prices, which led to the re-composition of steel product prices in that market;
  Heated demand in Europe, reflecting the positive economic scenario in countries such as Spain, Italy and Germany;
  Reduced imports in the US and Europe, due to strong local demand both in exporting countries and other regions of the globe.

USA:

US spot prices for rolled flat steel staged a recovery throughout the first quarter, chiefly due to the following factors:
1) Local producers’ prompt reaction to the reduction in imports that had been in effect since the beginning of 2007, with year-on-year slides of 25% and 10% in January and February, respectively. The downturn was caused by higher import prices and the fact that the local steelmakers rapidly occupied the resulting commercial spaces.
2) A significant quarter-long increase in the price of scrap, a raw material widely used by the US mini-mills. The resulting pass-through process led to higher local steel prices.
3) A decline in distributors’ inventories, although these are still at historically high levels.

We believe distributors’ inventories will continue to fall in the 2Q07, driven by higher consumption in the main steel-consuming sectors. This scenario, if confirmed, may trigger moderate price rises throughout the period.

EUROPE:

The first quarter was marked by strong demand and reduced imports, allowing flat rolled spot prices to recover. The reduction in imports from Russia, Ukraine, Iran and the Middle East was due to the fact that these traditional suppliers were prioritizing their own domestic markets, which were equally heated.

‘The international market performed above the steel producers expectations.’

2

As a result, the price of flat steel imports in Europe was higher than those of their locally produced counterparts. In Italy and Spain, steel demand is in line with their positive economic scenarios, allied to a higher demand for steel products by the local industrial and construction sectors.

European prices are likely to continue moving up in the 2Q07. In fact, leading local players have already hinted at increases of between 5% and 10% for the period in question. The outlook is therefore a positive one, although import pressure will have to remain at current levels if the price pass-through is to be successful.

ASIA:

As in Europe, demand remained strong throughout the first quarter. However, increased regional output has been causing some uncertainties, and the imbalance between supply and demand is evident from the increase in local inventories. This may act as a barrier against price improvements. Prices, in fact, have been falling in recent months.

It is also worth remembering that February (the Chinese New Year) is traditionally a weak sales month. The Asian steel industry has been exporting its surplus output to the Middle East, where demand at the moment is highly favorable.

An important event occurred on April 15 last, when the Chinese government announced a reduction in fiscal export incentives for certain steel products. This may lead local producers to push up their export prices, as a means of protecting their profit margins.

We expect Asian consumption to increase in the 2Q07, led by the west and southeast regions of the continent, a historical trend at this time of the year, which could lead to improved price levels.

BRAZIL:

Brazil’s economic indicators favored sustained growth in the 1Q07. The Brazilian Central Bank reduced the basic interest rate (SELIC) by 0.5 p.p. from 13.25%, at the beginning of the year, to 12.75% . The Brazilian Real/US dollar exchange rate also fell throughout the quarter, and the Brazilian currency closed 4% up in comparison with its end-of-2006 level.

The Brazilian flat steel market (hot-rolled, cold-rolled, galvanized, tin mill products, slabs, heavy plates and special steel) did well in the quarter, with sales volume moving up 15.2% year-on-year. The upturn in consumption was led by the construction, distribution, home appliance/OEM and automotive sectors. The market also moved up 4.4% over the previous quarter.

Orders from the construction industry recorded a particularly impressive performance, with billed volumes increasing by 40.7% over the 1Q06. Agriculture and wide-diameter ((Ø>7") welded pipes also did well. In comparison with the 4Q06, billed volumes moved up 5.3%, led by the same segments.

The 2007 outlook for the agriculture segment remains positive, with orders for silos, machinery and implements continuing to grow.

Tin mill product sales volume to the packaging industry increased by 10.8% over the 1Q06, and by 4.8% over the previous quarter.

Orders from the distribution sector moved up 16.2% year-on-year, and 2.5% quarter-over-quarter, fueled by higher consumption from the auto-parts, welded steel profiles and narrow diameter welded pipes (Ø<7") segments.

‘The domestic steel market reported significative results in 1Q07.’

3

The home-appliance parts market absorbed 17.8% more steel products than in the 1Q06. In comparison with the 4Q06, volume moved up 1.9% .

The automotive industry also played an important role in the improvement of the flat steel performance in the 1Q07. Its flat-steel consumption climbed by 8.4% over the 4Q06, pushed by strong demand from the carmakers and the auto-parts industry.

Demand is expected to remain heated throughout the 2Q07, due to the gradual reduction in local interest rates coupled with the stable currency, both of which associated with growth incentives generated by the “public and private investment” program (PAC), and in line with previous forecasts.

Production

First-quarter crude steel production totaled 1.3 million tons, 145% up on the same period in 2006 and in line with the previous quarter. It is also worth noting that inventories of slabs and coils acquired from third parties, whose production costs are higher than those produced internally, were practically exhausted.

				1Q07 x 1Q06	1Q07 x 4Q06
Production (in thousand t)	1Q06	4Q06	1Q07	(Chg.%)	(Chg.%)
Crude Steel (P Vargas Mill)	540	1,307	1,321	145%	1%
Purchased Slabs from Third Parties	88	65	24	-73%	-63%

Total Crude Steel	628	1,372	1,345	114%	-2%

Rolled Products * (UPV)	751	1,173	1,171	56%	0%

Hot Coil Acquired from Third Parties	-	32	-	-	-

Total Rolled Products	751	1,205	1,171	56%	-3%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Rolled Steel output totaled 1.17 million tones, 56% up year-on-year - led by hot-rolled (+52%), cold-rolled (+56%) and tin plate (+52%). In comparison with the previous quarter, production remained flat.

‘Rolled steel products output in 1Q07 increased by 56% year-over-year.’

4

Production Costs (Parent Company)

The total production cost came to R$ 1.19 billion in the first quarter, R$ 295 million, or 33%, more than in the 1Q06. The increase was essentially due to the return of Blast Furnace #3 to operations, which increased production volume and, consequently, raw-material consumption.

The most significant increases in raw-material costs were as follows:

- Imported coal (R$ 62 million), coke (R$ 21 million), iron ore/pellets (R$ 59 million) and zinc (R$ 57 million). In the particular case of zinc costs, the upturn was not only due to the increase in production volume, but also to higher market prices for this metal;
- Increased expenses with fuel, electric power, supplies, outsourced services and others also contributed R$ 85 million to the overall cost increase.

On the other hand, the reduced consumption of slabs acquired from third parties led to a cost decrease of R$ 55 million in the same period.

It is also worth mentioning that production costs fell by around R$120 million (-10%) over the previous quarter, mainly due to the above-mentioned reduced consumption of slabs and coils acquired from third parties (R$ 71 million) and also to lower coal costs (R$ 16 million).

Steel slabs unit production costs (with depreciation) fell from R$ 778/t in the 1Q06, to R$ 542/t (US$257/t) in the 1Q07, returning to the Company’s usual and highly competitive levels. The decline was primarily due to lower coal and coke acquisition prices, the appreciation of the Real against the US dollar and the greater dilution of fixed costs. The Company produced around 1.3 million tones of slabs in the 1Q07, versus 0.5 million in the 1Q06.

‘Steel slabs unit production cost decreased by 30% compared to 1Q06.’

5

Sales

Total Sales Volume

CSN recorded total 1Q07 sales volume of 1.195 million tones, 20% up in comparison with the 1Q06 and in line with the 4Q06.

Domestic Market

Domestic market sales volume stood at 719,000 tones, 19% up year-on-year, due to a combination of heated demand in the 1Q07 and the reduced availability of products for sale in the 1Q06 due to the accident to Blast Furnace #3. In comparison with the 4Q06, sales volume remained stable.

Export Market

Export volume in the first three months of 2007 totaled 476,000 tons, 3% more than in the 4Q06 and a substantial 21% higher than the first quarter of 2006. The increase was due to strong demand in the global steel markets, which exceeded steelmakers’ expectations.

Market Share and Product Mix

In the 1Q07, CSN maintained its market share of 33% of the domestic flat steel market (hot-rolled, cold-rolled, galvanized steel and tin mill products), an improvement over the 30% recorded in the 1Q06.

As for the product mix, the Company once again exceeded a 52% market share of coated products, in line with the 53% registered in the 4Q06.

‘CSN maintained its 33% market share in the Domestic Flat Steel Market.’

6

Prices

In the domestic market, the Company’s 1Q07 average prices remained at the same level as in the previous quarter. As of January 2007, the Company successfully implemented a domestic price increase of 6% for galvanized products. When compared to the 1Q06, CSN’s prices increased by 7%, once again led by coated products.

In the export market, prices in US dollars and Euros also remained virtually stable over the 4Q06. When translated into Brazilian Reais, however, prices were lower due to the appreciation of the local currency, coupled with a specific effect of a temporary lower quality mix. When compared with the 1Q06, average export prices in US dollars and Euros moved up.

Prices are likely to increase in the 2Q07, both in Brazil (given still strong local demand and reduced inventories) and the international market, which is also recovering.

Net Revenue

Stable prices coupled with equally stable domestic and export sales volume in comparison with the 4Q06 led to total 1Q07 revenue of R$ 2.485 billion. In year-on-year terms, net revenue increased by 27% due to the price and volume trends mentioned previously.

Net Revenue	STEEL			MINING

	Domestic	Exports	Total	Domestic	Exports	Total	OTHERS	TOTAL
Volume (thousand tonnes)	719	476	1,195	1,132	364	1,496	-	-
Net Revenue (R$ MM)	1,385	743	2,128	48	31	80	277	2,485

Operating Revenue / Expenses

CSN’s 1Q07 operating expenses totaled R$ 161 million, R$ 103 million up year-on-year due to the non-recurring booking of R$177 million in provisions for lost earnings in the 1Q06, registered under “other operating revenue”.

In relation to the 4Q06, the Company recorded a non-recurring positive variation of R$ 328 million, due to the transfer of revenue to cover material damages, totaling R$ 193 million, from “operating revenue” to “non-operating revenue”. Throughout 2006, this amount had been recorded as “operating revenue”, and was reallocated to “non-operating revenue” in the 4Q06.

‘The outlook for steel prices for 2Q07 remains positive’

7

In addition, and also in the 1Q07, due to CSN’s participation in the auction of the Anglo-Dutch steelmaker, Corus, and the resulting Implementation Agreement entered into by both parties on December 10, 2006, the Company recorded the accounting impact of this operation, including: (i) consolidated expenses incurred during the project in the amount of R$ 113 million; and (ii) consolidated revenue from the break-up fee in the amount of R$ 235 million. These amounts are booked under “other operating expenses” and “other operating revenue”, respectively.

Until now, CSN has received R$ 515 million in advances from the insurers, R$ 39 million of which in the 1Q07 and the rest in 2006.

EBITDA

EBITDA totaled R$ 1.015 billion in the 1Q06, 29% up year-on-year, accompanied by an EBITDA margin of above 40%, more than 6 p.p. higher than the 2006 average, proof that the Company had fully recovered from the January 2006 accident to the installations adjacent to its main blast furnace (BF# 3). It is also worth noting that the 1Q07 EBITDA margin still reflected a small portion of the cost associated with the acquisition of steel slabs from third parties

Financial Result and Indebtedness

The 1Q07 net financial result was a positive R$54 million, versus a negative R$ 107 million in the 1Q06. In comparison with the 4Q06, when the result was a negative R$ 255 million, the improvement - equivalent to R$ 309 million - was even more significant.

This important result was primarily due to the upturn in financial revenue, reflecting increased gains from treasury operations, and the Company’s higher close-of-quarter cash and cash equivalent position. Financial expenses were in line with the 1Q06, and improved by R$ 35 million over the 4Q06, thanks to the reduction in the weighted average carrying cost of the debt, in turn due to the reduced interest rate on the Brazilian Reais portion of the debt and the impact of the lower average dollar on its foreign-currency portion. The overall debt profile also improved, through the exchange of higher for lower-interest debt instruments.

‘CSN's EBITDA Margin exceeded 40%, approximately 6% higher when compared to the 2006 average.’

8

CSN’s gross debt remained flat over the 4Q06, while net debt recorded a substantial year-on-year reduction of R$ 609 million due to the increase in cash and cash equivalents.

As a result, the net debt/EBITDA ratio fell from 1.74x, in the 4Q06, to 1.56x, without considering the total positive cash effect from the Corus bidding process and the appreciation of Corus’ shares sold by CSN (R$1.1 billion), booked in April, 2007.

On March 31, 2007, CSN’s weighted average financial cost in Brazilian Reais remained at around 12% p.a., whilst the average maturity of the total debt was 7.7 years.

Non-operating Revenue / Expenses

The Company recorded a 1Q07 non-operating result of R$ 180 million, versus R$18 million in the 4Q06 and R$ 0.2 million in the 1Q06. It is worth highlighting the R$182 million net gain from the sale of 34,072,613 shares in Corus Group PLC (3.8% of the Company’s outstanding capital). Net of taxes, this amount corresponded to non-recurring revenue of R$ 133 million.

Income Taxes

Consolidated first-quarter income and social contribution taxes totaled R$ 291 million, primarily due to increased taxable income, as explained by the variations dealt with above.

‘The Net Debt/EBITDA ratio decreased significantly in 1Q07.’

9

Net Income

CSN’s Net Income in the 1Q07 totaled R$ 763 million, R$ 422 million higher than in the first quarter of 2006. The main variations contributing to this improved performance were as follows:

  An increase of R$ 272 million in gross profit;
  A R$ 161 million improvement in the financial result;
  A gross gain of R$ 182 million from the sale of CSN’s stake in the Anglo-Dutch steelmaker, Corus, plus the break-up fee of R$ 122 million.

It is also important, in the year-on-year comparison, to consider the non-recurring provisions for lost earnings of R$ 177 million which impacted the bottom line in the 1Q06, plus the increase of R$ 70 million in income and social contribution taxes in the 1Q07.

Net income was R$ 679 million higher than in the 4Q06, due to the following factors:

  Gross profit growth of R$ 42 million;
  A R$ 309 million upturn in the financial result;
  A gross gain of R$ 182 million from the sale of the Company’s interest in Corus and the associated break-up fee of R$ 122 million.

Capex

Investments in the 1Q07 totaled R$ 234 million, mostly allocated to the following projects:

- Expansion of the Casa de Pedra iron ore mine: R$ 59 million;	- Cement plant: R$ 15 million;
- MRS (transportation and logistics): R$ 47 million;	- Prada – CSN’s subsidiary (metallurgy): 14 million;
- Expansion of the port of Itaguaí: R$ 17 million;	- Maintenance and repairs: R$ 22 million.

The remainder went to smaller, but also relevant, projects geared towards improving the technology of the Company and its subsidiaries.

It is worth pointing out that, following the completion of the first phase of the Iron Ore Terminal in the port of Itaguaí, CSN has already exported around 360,000 tons of iron ore. The facility’s current export capacity is seven million tons per year and is expected to reach 30 million tons on the conclusion of the second stage. After the third and final stage, annual export capacity will reach 40 million tons. Total investments in the port are estimated at US$ 260 million.

‘CSN's 1Q07 Net Income is a 5-year quarterly record.’

10

Working Capital

On March 31, 2007, working capital invested in the business totaled R$ 1.8 billion, 8% less than at the end of 2006. The decrease was primarily due to the reduction in the ‘cash and cash equivalents’ and ‘overseas accounts receivable’ lines, although the impact was almost entirely offset by the reduction in the ‘suppliers’ line.

The average supplier payment period remained at around 90 days, while client payment periods fell from an average of 41 to 33 days. The average inventory period remained in line with the 4Q06 at around 150 days.

			R$ MM
			1Q07 x 4Q06
WORKING CAPITAL	Dec/2006	Mar/2007	Chg.%
Assets	4,045	3,867	178

Cash	167	78	89
Accounts Receivable	1,292	1,113	179
- Domestic Market	766	756	11
- Export Market	635	468	167
- Allowance for Debtful	(109)	(110)	1
Inventory	2,435	2,457	(22)
Advances to Suppliers	151	219	(68)

Liabilities	2,118	2,100	18

Suppliers	1,568	1,449	119
Salaries and Social Contribution	91	144	(53)
Taxes Payable	407	458	(51)
Advances from Clients	52	49	3

Working Capital	1,927	1,767	160

TURN OVER RATIO			1Q07 x 4Q06
Average Periods	Dec/2006	Mar/2007	Chg.%
Receivables	41	33	8
Supplier Payment	94	88	(6)
Inventory Turnover	146	150	(4)

Capital Market

CSN’s shares did well in the 1Q07, appreciating by close to 38%, versus just 3% for the Ibovespa index.

The Company’s ADRs, traded on the New York Stock Exchange, did even better, moving up by around 43%, a significant positive performance when set against the 1% fall experienced by the Dow Jones index in the same period.

Traded financial volume did equally well, climbing by 90% on the BOVESPA and 60% on the NYSE.

CSN has been one of the most outstanding companies listed on the BOVESPA, not only in terms of share appreciation, but also due to its substantial dividend payments. In 2006, CSN led the rankings in terms of dividend payout per share.

‘CSN’s shares appreciated by close to 38% in 1Q07.’

11

Capital Markets - CSNA3 / SID / IBOVESPA

	1Q06	4Q06	1Q07
N# of shares	272,067,946	272,067,946	272,067,947

Market Capitalization
Closing price (R$/share)	63.80	64.50	88.85
Closing price (US$/share)	31.42	29.98	42.84
Market Capitalization (R$ million)	17,359	17,548	24,173
Market Capitalization (US$ million)	7,991	8,208	11,792

Variation
CSNA3 (%)	43.1	4.0	37.8
SID (%)	46.1	5.5	42.9
Ibovespa - index	37,951	44,473	45,804
Ibovespa - variation (%)	13.4	22.0	3.0

Volume
Average daily (n# of shares)	898,787	585,453	979,193
Average daily (R$ Thousand)	53,934	38,266	72,710
Average daily (n# of ADR´s)	1,072,947	792,474	1,073,605
Average daily (US$ Thousand)	29,711	24,130	38,595

Source: Economática

CSN's Share Prices and Distributed Dividends
(All values are dividend adjusted)
R$ / share
100
90
80
70
60
50
40
30
20
10
-
CSN' shares have appreciated by more than 1300% in the last five years
06/15/2001 R$ 836 MM
06/10/2002 R$ 140 MM
06/11/2003 R$ 800 MM
06/11/2004 R$ 717 MM
06/15/2004 R$ 35 MM
06/14/2005 R$ 2,268MM
02/09/06 R$ 937MM
06/30/2006 R$ 415MM
08/09/2006 R$ 333MM
06/08/2006 R$ 128MM
05/08/2006 R$ 259MM
mar-01
jun-01
sep-01
dec-01
mar-02
jun-02
sep-02
dec-02
mar-03
jun-03
sep-03
dec-03
mar-04
jun-04
sep-04
dec-04
mar-05
jun-05
sep-05
dec-05
mar-06
jun-06
sep-06
dec-06
mar-03

‘2006 total dividend proposal exceeds R$ 1.4 billion.’

12

Recent Developments

Annual Shareholders’ Meeting and Dividends

On March 28, 2007, CSN’s Board of Directors approved the following proposal for the allocation of net income and realized reserves for the fiscal year ended December 31, 2006 in the total amount of R$ 1,473,262 thousand, to be submitted to the Annual Shareholders’ Meeting of April 30, 2007:

a)
Ratification of the prepayment of dividends, approved by the Board of Directors on June 23, 2006, in the amount of R$415,000 thousand, equivalent to R$1.612192 per share, and on August 3, 2006, in the amount of R$333,000 thousand, equivalent to R$1.293639 per share, totaling R$748,000 thousand in advanced dividend payments.

b)
Payment of interest on equity in the amount of R$174,428 thousand, equivalent to R$ 0.677619 per share (gross), and dividends in the amount of R$510,834 thousand, equivalent to R$1.984488 per share (gross);

c)
Constitution of an investment reserve in the amount of R$40,000 thousand, as per the budget to be approved by the Annual Shareholders’ Meeting, which includes, among other investments, the expansion projects and new businesses.

d)	Since the upper limit of the legal reserve has already been reached, no resources will be allocated thereto.

Extraordinary Shareholders’ Meeting and Cancellation of Shares

Also on April 30, 2007, an Extraordinary Shareholders’ Meeting will vote on the proposal to cancel 15,578,128 shares currently held in treasury with no reduction in capital.

13

Public Investor Meeting Webcast - Porto de Itaguaí

CSN is pleased to invite you to join the ‘STOCK & STEEL 2007’ Webcast Event with simultaneous translation into English, as follows:

Portuguese Presentation with
Simultaneous Translation into English
April 26, 2007 – Thursday
10:00 a.m. (NY Time)
11:00 a.m. (Brasília Time)
Webcast: http://www.mz-ir.com/webcast/csn/evento/?e or
at the IR website: www.csn.com.br/ir

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidated gross revenues of R$ 11 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP)and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	1Q2006	4Q2006	1Q2007
Gross Revenue	2,408,857	3,231,363	3,078,691
Gross Revenue deductions	(455,910)	(655,051)	(594,009)
Net Revenues	1,952,947	2,576,312	2,484,682
Domestic Market	1,345,188	1,730,172	1,682,041
Export Market	607,759	846,140	802,641
Cost of Good Sold (COGS)	(1,216,783)	(1,610,297)	(1,476,874)
COGS, excluding depreciation	(983,655)	(1,384,588)	(1,243,878)
Depreciation allocated to COGS	(233,128)	(225,709)	(232,996)
Gross Profit	736,164	966,015	1,007,808
Gross Margin (%)	37.7%	37.5%	40.6%
Selling Expenses	(110,942)	(121,789)	(139,579)
General and andminstrative expenses	(70,884)	(85,882)	(86,099)
Depreciation allocated to SG&A	(12,752)	(13,083)	(12,961)
Other operation income (expense), net	136,255	(267,808)	77,645
Operating income before financial equity interests	677,841	477,453	846,814
Net Financial Result	(106,634)	(254,759)	54,163
Financial Expenses	(343,806)	(372,249)	(337,315)
Financial Income	(23,363)	(18,390)	194,460
Net monetary and forgain exchange variations	260,535	135,880	197,018
Equity interest in subsidiary	(10,789)	(23,945)	(27,751)
Operating Income (loss)	560,418	198,749	873,226
Non-operating income (expenes), Net	201	17,665	180,241
Income Before Income and Social Contribution Taxes	560,619	216,414	1,053,467
(Provision)/Credit for Income Tax	(159,503)	(153,948)	(247,558)
(Provision)/Credit for Social Contribution	(50,108)	(62,845)	(67,212)
Deferred Income Tax	(5,525)	45,456	18,297
Deferred Social Contribution	(5,065)	38,337	5,910

Net Income (Loss)	340,418	83,415	762,903

EBITDA*	787,466	984,053	1,015,126
EBITDA Margin (%)	40.3%	38.2%	40.9%
Adjusted EBITDA	947,744	808,894	1,015,126
Adjusted EBITDA Margin	48.5%	31.4%	40.9%

15

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	1Q2006	4Q2006	1Q2007
Gross Revenues	1,872,179	2,471,516	2,431,278
Gross Revenues deductions	(367,492)	(477,786)	(482,279)
Net Revenus	1,504,687	1,993,730	1,948,999
Domestic Market	1,103,673	1,386,629	1,452,456
Export Market	401,014	607,101	496,543
Cost of Good Sold (COGS)	(1,003,240)	(1,264,392)	(1,180,380)
COGS, excluding depreciation	(798,130)	(1,076,824)	(987,839)
Depreciation allocated to COGS	(205,110)	(187,568)	(192,541)
Gross Profit	501,447	729,338	768,619
Gross Margin (%)	33.3%	36.6%	39.4%
Selling Expenses	(63,662)	(42,863)	(66,926)
General and andminstrative expenses	(48,350)	(58,084)	(54,015)
Depreciation allocated to SG&A	(5,769)	(5,915)	(5,874)
Other operation income (expense), net	130,065	(280,008)	(38,622)
Operating income before financial equity interests	513,731	342,468	603,182
Net Financial Result	(150,433)	(233,185)	(94,744)
Financial Expenses	(271,419)	(283,786)	(274,762)
Financial Income	(340,591)	(113,919)	(105,257)
Net monetary and forgain exchange variations	461,577	164,520	285,275
Equity interest in subsidiary	82,948	20,845	487,695
Operating Income (loss)	446,246	130,128	996,133
Non-operating income (expenes), Net	104	16,660	(1,023)
Income Before Income and Social Contribution Taxes	446,350	146,788	995,110
(Provition)/Credit for Income Tax	(122,885)	(108,276)	(159,446)
(Provition)/Credit for Social Contribution	(41,047)	(49,994)	(56,538)
Imposto de Renda Diferido	13,760	60,228	(18,130)
Contribuição Social Diferida	1,850	43,664	(7,509)

Net Income (Loss)	298,028	92,410	753,488

EBITDA*	594,545	815,959	840,219
EBITDA Margin (%)	39.5%	40.9%	43.1%
Adjusted EBITDA	754,823	640,800	840,219
Adjusted EBITDA Margin	50.2%	32.1%	43.1%

Additional Information

Proposed Dividends and Interest on Equity	43,796	1,301,101	31,990

Number of Shares** - thousands	257,413	257,413	256,490

Earnings Loss per Share - R$	1.16	0.36	2.94

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

16

BALANCE SHEET
Corporate Law - thousands of R$

	Consolidated		Parent Company
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Current Assets	9,320,158	7,927,762	5,595,840	5,008,626
Cash	77,557	167,288	11,679	71,389
Marketable securities	3,109,332	2,455,813	984,256	517,474
Trade Accounts Receivable	1,113,774	1,292,291	1,531,762	1,428,866
Inventory	2,457,460	2,435,281	1,684,581	1,649,930
Insurance claims	408,421	447,107	408,421	447,107
Deffered Income Tax and Social Contribution	442,888	429,630	330,229	317,992
Other	1,710,726	700,352	644,912	575,868
Non-Current Assets	16,444,423	17,100,539	19,807,126	19,296,714
Long-Term Assets	2,008,201	1,927,316	1,832,610	1,778,635
Investments	250,146	957,674	5,833,386	5,309,209
PP&E	13,937,450	13,948,261	11,976,389	12,031,793
Deferred	248,626	267,288	164,741	177,077

TOTAL ASSETS	25,764,581	25,028,301	25,402,966	24,305,340

Current Liabilities	4,287,853	4,317,780	5,369,771	5,521,473
Loans and Financing	960,063	1,080,487	1,919,879	2,163,092
Suppliers	1,448,748	1,568,331	1,280,978	1,404,537
Taxes and Contributions	811,422	624,486	586,777	385,694
Dividends Payable	718,175	686,984	718,175	686,984
Other	349,445	357,492	863,962	881,166
Non-Current Liabilities	14,688,350	14,586,377	13,151,800	12,557,291
Long-term Liabilities	14,683,127	14,581,085	13,151,800	12,557,291
Loans and Financing	8,418,182	8,344,817	6,864,729	6,316,297
Provisions for contingences	3,876,492	3,742,714	3,802,515	3,664,486
Deferred Income and Social Contributions Taxes	1,991,781	2,023,572	1,971,800	2,003,506
Other	396,672	469,982	512,756	573,002
Future Period Results	5,223	5,292	-	-
Shareholders' Equity	6,788,378	6,124,144	6,881,395	6,226,576
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30		30
Revaluation Reserve	4,147,003	4,208,550	4,147,003	4,208,550
Earnings Reserve	920,783	911,368	1,013,800	1,013,800
Treasury Stock	(743,430)	(676,721)	(743,430)	(676,721)
Retained Earnings	783,045		783,045

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	25,764,581	25,028,301	25,402,966	24,305,340

17

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	1Q2006	4Q2006	1Q2007
Cash Flow from Operating Activities	151,988	665,064	398,397
Net Income for the period	340,418	83,415	762,903
Net exchange and monetary variations	(462,454)	(116,850)	(241,389)
Provision for financial expenses	185,919	204,705	209,951
Depreciation, exhaustion and amortization	245,878	238,677	245,957
Equity results	10,790	23,944	27,750
Deferred income taxes and social contributions	10,592	(83,793)	(24,207)
Provisions	(133,652)	523,027	440,052
Working Capital	(45,503)	(208,061)	(1,022,620)
Accounts Receivable	302,637	90,160	(803,288)
Inventory	50,315	(22,595)	(32,360)
Suppliers	(207,036)	(17,201)	(119,583)
Taxes	120,314	(134,089)	28,621
Others	(151,156)	(238,188)	(233,493)
Cash Flow from Investment Activities	(160,577)	113,852	137,483
Investments	(248,626)	(1,058,956)	(259,704)
Fixed Assets/Deferred	4,328	(678,894)	(1)
Cash Flow from Financing Activities	(252,954)	(380,062)	(259,703)
Issuances	(300,601)	(122,900)	187,088
Amortizations	853,713	1,623,009	2,170,629
Interests Expenses	(178,989)	(1,745,898)	(1,916,033)
Dividends/Interest on own capital	(936,215)	(11)	(799)
Shares in treasury	(39,110)		(66,709)

Free Cash Flow	(397,239)	(516,792)	325,781

18

Net Financial Result
Consolidated - Corporate Law - thousands of R$

	1Q2006	4Q2006	1Q2007
Financial Expenses	(343,806)	(372,249)	(337,315)
Loans and financing	(201,309)	(204,705)	(209,951)
Local currency	(165,239)	(50,250)	(57,115)
Foreign currency	(36,070)	(154,455)	(152,836)
Taxes	(131,417)	(118,244)	(93,138)
Other financial expenses	(11,080)	(49,300)	(34,226)

Financial Income	(23,363)	(18,390)	194,460
Income from cash investments	40,060	51,401	76,891
Gains/Losses in derivative operations	(83,368)	(73,104)	99,137
Other income	19,945	3,313	18,432

Exchange and monetary variations	260,535	135,880	197,018
Net monetary change	(8,397)	(21,984)	(6,056)
Net exchange change	268,932	157,864	203,074
Net Financial Result	(106,634)	(254,759)	54,163

Net Financial Result
Parent Company - Corporate Law - thousands of R$

	1Q2006	4Q2006	1Q2007
Financial Expenses	(271,419)	(283,786)	(274,762)
Loans and financing	(82,390)	(54,291)	(60,946)
Local currency	(46,641)	(43,550)	(51,581)
Foreing currency	(35,749)	(10,741)	(9,365)
Transaction with subsidiaries	(58,547)	(107,496)	(100,919)
Taxes	(126,604)	(111,102)	(88,391)
Other financial expenses	(3,878)	(10,897)	(24,506)

Financial Income	(340,591)	(113,919)	(105,257)
Transaction with subsidiaries		4,139	4,084
Income from cash investments	7,822	25,596	3,050
Gains/Losses in derivative operations	(362,773)	(138,637)	(124,008)
Other income	14,360	(5,017)	11,617

Exchange and monetary variations	461,577	164,520	285,275
Net monetary change	(9,470)	(20,755)	(4,819)
Net exchange change	471,047	185,275	290,094
Net Financial Result	(150,433)	(233,185)	(94,744)

19

SALES VOLUME
Consolidated - Thousand t

	1Q2006	4Q2006	1Q2007
DOMESTIC MARKET	605	732	719
Slabs	11	22	16
Hot Rolled	192	269	257
Cold Rolled	98	96	112
Galvanized	160	199	187
Tin Plate	144	147	147
EXPORT MARKET	393	463	476
Slabs	-	36	105
Hot Rolled	81	71	33
Cold Rolled	42	30	41
Galvanized	193	228	208
Tin Plate	77	96	89
TOTAL MARKET	997	1,193	1,195
Slabs	11	57	121
Hot Rolled	272	340	290
Cold Rolled	140	126	153
Galvanized	353	427	395
Tin Plate	221	243	236

SALES VOLUME
Parent Company - Thousand t

	1Q2006	4Q2006	1Q2007
DOMESTIC MARKET	611	720	753
Slabs	11	21	16
Hot Rolled	182	267	257
Cold Rolled	121	113	140
Galvanized	153	168	181
Tin Plate	144	151	159
EXPORT MARKET	328	443	371
Slabs	-	78	30
Hot Rolled	113	112	119
Cold Rolled	46	46	51
Galvanized	100	126	96
Tin Plate	69	81	75
TOTAL MARKET	939	1,163	1,124
Slabs	11	99	46
Hot Rolled	295	379	376
Cold Rolled	167	159	191
Galvanized	253	294	277
Tin Plate	213	232	234

20

NET REVENUE PER UNIT
Consolidated - In R$/t

	1Q2006	4Q2006	1Q2007
DOMESTIC MARKET	1,808	1,937	1,926
EXPORT MARKET	1,503	1,728	1,563
TOTAL MARKET	1,688	1,856	1,781
Slabs	650	401	855
Hot Rolled	1,242	1,388	1,374
Cold Rolled	1,535	1,508	1,573
Galvanized	1,768	2,111	2,051
Tin Plate	2,258	2,590	2,438

NET REVENUE PER UNIT
Parent Company - In R$/t

	1Q2006	4Q2006	1Q2007
DOMESTIC MARKET	1,667	1,785	1,786
EXPORT MARKET	1,211	1,346	1,328
TOTAL MARKET	1,508	1,618	1,635
Slabs	650	564	744
Hot Rolled	1,126	1,296	1,247
Cold Rolled	1,329	1,446	1,418
Galvanized	1,634	2,066	2,039
Tin Plate	2,074	2,145	2,132

Dollar Exchange Rate
in R$ / US$

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07
End of Period	2.666	2.350	2.222	2.341	2.172	2.164	2.174	2.138	2.050
Change %	0.4%	-11.8%	-5.5%	5.3%	-7.2%	-0.4%	0.5%	-1.7%	-4.1%

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.